May 11, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (229) 888-8386

Mr. O. Leonard Dorminey
Heritage Financial Group
310 W. Oglethorpe Blvd.
Albany, GA 31701

Re:	Heritage Financial Group
	Amendment Number One to Form SB-2 filed May 5, 2005
	File No. 333-123581

Dear Mr. Dorminey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Recent Developments - page
20

1. We note your response to comment 9, however, in your added disclosure, you neglect to adequately address the net income decrease. Please discuss what has led to the 17.3% decrease. You attribute this partly to a decrease in deposits but you do not explain what led to the decrease in deposits and other contributing factors.

General

2. We note your revised disclosure included in the "Experts" section on the second to last page of the prospectus in response to our prior comment 2 as it relates to your recent change in accountants. Please revise to:
* Specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and the date;

* Address whether the accountant`s report on the financial statements for either fiscal year 2003 or 2002 contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification, if any.

* Specifically state, if true, that there were no disagreements with
Crowe Chizek and Company LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to their satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Your disclosure should address each of the last two fiscal years for which Crowe Chizek and Company LLC was engaged up to and including the date of their resignation, declination to stand for re-election or dismissal.

Please refer to Item 304 of Regulation S-B.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Benjamin Phippen at (202) 551-3697 or Don Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 551-3464 or me at (202) 551-3491 with any other questions.

						Sincerely,


						Todd Schiffman
						Assistant Director

cc:	Marianne Roche
	Silver, Freedman & Taff, L.L.P.
      1700 Wisconsin Avenue, NW
      Washington, DC 20007
      Facsimile: 202-337-5502
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Heritage Financial Group
Mr. O. Leonard Dorminey
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